November 2, 2006

BY FAX

Mr. James Rosenberg
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AmTrust Financial Services, Inc./Intangible Assets

Dear Mr. Rosenberg:

We attach proposed changes to our disclosure of critical accounting polices for Goodwill and Other Intangible Assets on p. 41 and our description of the acquisitions in the Financial Pages on F-20, F-21 and F-50. We would revise our disclosure regarding the transactions on pages 37, 71 and 72 to conform it to the revised Financial Pages.

We look forward to discussing these proposed changes with you during our conference call at 11:30 a.m.

Sincerely yours,

/s/ Stephen Ungar
Stephen Ungar
General Counsel

Critical Accounting Policies, P. 41

Goodwill and Other Intangible Assets. Goodwill and other intangible assets represent the consideration we pay in renewal rights transactions, in which we acquire the opportunity to contract/conduct business with the seller’s existing producer network and certain operating platforms. In such transactions, we also acquire the right, but not the obligation, to offer insurance coverage to a defined group of the seller’s current policyholders when the current in-force policies expire (we do not acquire any in-force policies). We have currently recorded 95% of the consideration paid in these transactions (in excess of amounts paid for tangible assets) to the acquired producer networks and are currently amortizing them over 40 years. Of the remaining 5% (other acquired assets) of the consideration paid, 3% is allocated to the right to renew the discrete set of in-force policies, which is amortized over 7 years and 2% to the non-compete agreements, which is amortized over the life of the covenant. We record intangible assets based on minimum future consideration that is paid or to be paid to the seller as provided in the acquisition agreement with the seller. Intangible assets may be increased in future periods if minimum consideration is exceeded due to production incentive payments to the seller. Intangible assets are evaluated periodically to ensure that there is no change required in the amortization period based on required accounting standards. Goodwill is not amortized. The carrying amount is evaluated annually for impairment. If there is an impairment to goodwill, we will recognize a reduction in intangible assets with a corresponding charge to expense in the period in which the impairment occurs. We believe that the estimate of useful lives and the allocation between producer networks and relationships and other acquired assets are fair and reasonable. However, the estimates are inherently uncertain. If the current useful life associated with producer networks and relationships were reduced to 20 years, the after tax effect on net income for the six months ended June 30, 2006 would be a reduction of $0.18 million. If (i) the allocation of purchase price between producer networks and relationships and other acquired assets were changed to 75% to producer networks and relationships and 25% to other acquired assets and (ii) the useful life of the producer networks and relationships were reduced to 20 years, the effect, after tax, on net income for the six months ended June 30, 2006 would be $.31 million.

4. Intangible Assets (F-20, F-21)

(a)
On December 30, 2002, the Company purchased all of the issued and outstanding stock of the Princeton Agency, Inc. (“Princeton”) The Purchase price was comprised of $500 paid at closing, plus a specified percent of the gross premium relating to new and renewal business written during the period from the closing date through the fifth anniversary of the closing date. The minimum guaranteed purchase price is $5,500. Any additional amounts will be recorded as an intangible asset as these amounts become known. No such additional amount has been recorded as of December 31, 2005 and 2004. Intangible assets acquired in this transaction consist, of the opportunity to contract/conduct business with Princeton’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from Princeton. Intangible assets recorded as a result of this transaction was $5,500. The Company recorded a liability for the unpaid portion of the purchase price of $5,000. The balance outstanding at December 31, 2005 and 2004 was $2,411 and $3,500, respectively, and is included in other liabilities on the accompanying consolidated balance sheets.

(b)
On December 14, 2003, the Company acquired from the Covenant Group, Inc. (“CGI”) the opportunity to contract/conduct business with CGI’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from CGI. The purchase price consisted of $600 ($100 paid at closing and $500 payable over sixty months). The minimum purchase price is $1,309. An intangible asset was recorded as a result of this transaction for $1,309. Additional purchase price will be based upon a specified percentage of new and renewal premium written for the three years commencing on the closing date, plus a percentage of CGI’s profit for the same three-year period. This additional purchase price is being recorded as an intangible asset as these amounts become known. An additional amount of $1,153 was recorded for 2005. The balance outstanding at December 31, 2005 and 2004 was $1,515 and $659, respectively, and is included in other liabilities in the accompanying consolidated balance sheets.

(c)
On August 31, 2004, the Company acquired from Associated Industries Insurance Company and Associated Industries Insurance Services (collectively, “Associated”) the right to contract/conduct business with Associated’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete. The purchase price is comprised of $250 paid at closing, plus a specified percent of all gross premiums written for each policy that is written or renewed prior to December 31, 2007. The minimum guaranteed purchase price is $2,500. An intangible asset was recorded as a result of this transaction for $2,500. The Company has recorded a liability for the unpaid portion of the purchase price. Any additional amounts will be recorded as an intangible asset as these amounts become known. An additional amount of $432 was recorded for 2005. The balance outstanding at December 31, 2005 and 2004 was $2,467 and $2,250, respectively, and is included in other liabilities on the accompanying consolidated balance sheets.

(d)
On December 13, 2005, the Company acquired from Alea North America, Inc. (“Alea”), a specialty property and casualty business whose primary lines of business are workers’ compensation, general liability, auto liability and property, through acquisition of the right to contract/conduct business with Alea’s producer network, the right to renew a discrete set of in-force policies and a covenant not to compete. . The purchase price is equal to a percentage of gross premiums written through the fifth anniversary of the closing of this transaction. The Company paid a nonrefundable $12,000 advance at closing. $10,000 of which represents intangible assets and $2,000 of which represents the cost of fixed assets acquired. The ultimate purchase price cannot exceed $75,000 and will be recorded as an intangible asset as these amounts become known.

2. Business Acquisitions (F-50)

On June 1, 2006, the Company acquired from Muirfield Underwriters, Ltd. (‘Muirfield”), a subsidiary of Aon Corporation (“Aon”), the right to contract/conduct business with Muirfield’s producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from Aon. The Company paid Muirfield $2.0 million at closing and is obligated to pay a specified percentage of gross premiums written on new policies and renewal policies through the three year period ending May 31, 2009. Of the $2.0 million purchase price paid at closing, $500 is an advance against the quarterly payments, which is reflected as intangible assets in the accompanying condensed balance sheet as of June 30, 2006.